50
3/22/04

VC 3-17-04

[redacted] UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

04003868

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SEC FILE NUMBER
8-50973

L AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 2004 WASH. D.C. 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TN Capital Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 60th Street, #701
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Steinmetz 212-355-6755
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole, CPA
(Name — if individual, state last, first, middle name)

1273 77th Street	Brooklyn	NY	11228
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DP 3-29

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TN Capital Equities, Inc., as of 12/31/03, ~~19XXXX~~ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

BRUCE ROSENBLATT
Notary Public, State of New York
No. 01RO4779107
Qualified in New York County
Commission Expires March 30, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TN Capital Equities, Ltd.

Financial Statements

December 31, 2003

TN Capital Equities, Ltd.

For The Year Ended

December 31, 2003

Contents

// RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

1273 77th Street
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

345 7th Avenue, 21st floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
TN Capital Equities, Ltd.:

I have audited the accompanying statements of financial condition of TN Capital Equities, Ltd. as of December 31, 2003 and 2002, and the related statements of income (loss), cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of TN Capital Equities, Ltd. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 27, 2003

Richard J. Girasole CPA

TN Capital Equities, Ltd.
Statement of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current Assets		
Cash in Bank	$ 31,711	$ 6,714
NASD Deposit Rec.	0	8,200
Notes Receivable	23,750	0
Total Current Assets	**55,461**	**14,914**
Fixed Assets		
Office Equipment (Net)	1,655	2,327
Total Fixed Assets	**$ 1,655**	**$ 2,327**
Other Assets		
Security Deposits	7,215	7,215
Total Other Assets	**$ 7,215**	**$ 7,215**
Total Assets	**$ 64,331**	**$ 24,456**

-See Accountant's Audit Report and Notes to Financial Statement-
Richard J Girasole, CPA, PC

TN Capital Equities, LTD.
Statement of Financial Condition
December 31, 2003 and 2002

Liabilities & Stockholders Equity

	2003	2002
Liabilities		
Current Liabilities		
Accounts Payable Other	$ 4,589	$ 5,500
Total Current Liabilities	**$ 4,589**	**$ 5,500**
Long Term Liabilities		
Loans Payable - Parent (Note 5)	55,000	55,000
Total Long Term Liabilities	**55,000**	**55,000**
Total Liabilities	**$ 59,589**	**$ 60,500**
Stockholders Equity		
Paid in Capital	$ 26,980	$ 26,980
Current Earnings	40,786	(23,361)
Retained Earnings	(63,024)	(39,663)
Total Stockholders Equity	$ 4,742	$(36,044)
Total Liabilities & Stockholders Equity	**$ 64,331**	**$ 24,456**

-See Accountant's Audit Report and Notes to Financial Statement-
Richard J Girasole, CPA, PC

TN Capital Equities, Ltd.
Statement of Income (Loss)
Twelve Months Ended December 31, 2003 and 2002

	2003	2002
Income		
Fees & Commissions	$ 949,968	$ 107,554
Total Income	**$ 949,968**	**$ 107,554**
General & Administrative Expenses		
Bank Charges	$ 0	$ 246
Business Promotion	1,638	1,319
Corporate Taxes	750	0
Depreciation	669	823
Employee Benefits	1,471	920
Fees	3,955	0
NASD/State Reg. Fees	11,242	10,954
Office	16,932	2,258
Postage/Delivery	1,383	1,556
Professional Fees	5,758	9,500
Rent	30,881	6,484
Sales Commissions	819,579	94,250
Telephone	7,480	2,667
Travel	3,142	0
Travel & Entertainment	4,346	0
Total G & A Expenses	**$ 909,226**	**$ 130,977**
Other Income		
Interest Income	43	62
Total Other Income	**$ 43**	**$ 62**
Net Income (Loss)	**$ 40,785**	**$ (23,361)**

-See Accountant's Audit Report and Notes to Financial Statement-
Richard J Girasole, CPA, PC

TN Capital Equities, Ltd.
Statement of Cash Flows
Twelve Months Ended December 31, 2003

Cash Provided From Operations		
Net Income	$ 40,785	
Adjustments		
Add:		
Depreciation	669	
Prepaid Expenses	0	
Accounts Payable- Other	(907)	
Less:		
Accounts Receivable	(15,550)	
Cash From Operations		**$ 24,997**
Cash Flows - Financing		**- 0 -**
Financing Cash Flows		**- 0 -**
Cash Increase		**24,997**
Cash - Beginning of Year		
Cash in Bank	218	
Cash in Bank - Savings	6,496	
Total - Beginning of Year		**6,714**
Cash on Statement Date		**$ 31,711**

-See Accountant's Audit Report and Notes to Financial Statement-
Richard J Girasole, CPA, PC

TN Capital Equities, Ltd.
Statement of Changes in Stockholders Equity
December 31, 2003

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003

		Total Capital
Stockholders Equity January 1, 2002	$	(36,042)
Net Income		40,784
Capital Contributions		0
Total Capital Contributions		0
Stockholders Equity	$	**4,742**

-See Accountant's Audit Report and Notes Financial Statement-
Richard J Girasole, CPA, PC

TN Capital Equities, Ltd.
Change in Financial Position
Twelve Months Ended December 31, 2003

Source of Funds		
Operations:		
Net Profit	$ 40,785	
Add:		
Depreciation	669	
Total From Operations		**$ 41,454**
Other Sources	**0**	
Total Other Sources		**0**
Total Source of Funds		**41,454**
Application of Funds	**0**	
Total Application of Funds		**0**
Change: Working Capital		**$ 41,454**

-See Accountant's Audit Report and Notes to Financial Statement-
Richard J Girasole, CPA, PC

Notes to Financial Statements

Organization

1. TN Capital Equities, Ltd. (the "Company"), initially known as GrowVest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), and which became a member of the National Association of Securities Dealers, Inc. ("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc., initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners Inc., a Delaware corporation.

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consulting in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2003, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such rules, the Company is required to maintain net capital of at least $ 5,000. At December 31, 2003 the company had net capital of $27,122 This amount exceeded such requirements for 2003 by $22,122. At December 31, 2002 the Company had net capital of $1,216. This amount was less than the $5,000 minimum by $(3,784). This deficiency was corrected on January 27, 2003 by the receipt of the $8,200 overpayment of fees to NASD.

5. The NASD has approved, for purposes of computing net capital, a $ 55,000 subordinated loan to the Company from the Parent Company for a period of five years.

TN Capital Equities, Ltd.
Computation of Net Capital For Brokers and Dealers
December 31, 2003

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NET CAPITAL	$	4,742
Add: Subordinated Loan		55,000
TOTAL CAPITAL		59,742
DEDUCTIONS		(32,620)
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	27,122
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	22,122
AGGREGATE INDEBTEDNESS		N/A

No material differences exist between the above computation and the computation included in the company's corresponding un-audited Part II of Form X-17A-5 as of December 31, 2003.

TN Capital Equities, Ltd.
Computation of Reserve Requirements
December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2003

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.